EXHIBIT 99.3

News for Immediate Release

Electrovaya Reports Fiscal Year Q3 2026 Results

Record Quarterly Gross Margin of 34.9%; Record Adjusted EBITDA¹ of $3.7 Million, Up 27% Year over Year; Quarterly revenue of $17.7 million

Amazon Commercial Agreement and ElvaPulse™ 1500 Launch Position Company for Expanded Growth Opportunities

Toronto, Ontario – August 10, 2026 – Electrovaya Inc. (“Electrovaya” or the “Company”) (Nasdaq: ELVA, TSX: ELVA), a leading lithium-ion battery technology and manufacturing company, today reported its financial results for the third quarter and nine month period ended June 30, 2026 (“Q3 FY 2026”). All dollar amounts are in U.S. dollars unless otherwise noted.6”). All dollar amounts are in U.S. dollars unless otherwise noted.

Financial Highlights:

•	Revenue for Q3 FY2026 was $17.7 million, compared to $17.1 million in Q3 FY2025, an increase of approximately 3% year over year. Revenue for the nine months ended June 30, 2026 was $51.3 million, compared to $43.3 million in the prior-year period, an increase of approximately 18%.

•	Gross margin for Q3 FY2026 reached a Company record of 34.9%, compared to 30.8% in Q3 FY2025, an increase of approximately 410 basis points. Gross margin for the nine months ended June 30, 2026 was 33.8%, compared to 30.8% in the prior-year period.

•	Adjusted EBITDA¹ for Q3 FY2026 was a record $3.7 million, compared to $2.9 million in Q3 FY2025, an increase of approximately 27%. Adjusted EBITDA¹ represented approximately 20.7% of revenue, exceeding 20% for the first time. Adjusted EBITDA¹ for the nine-month period was approximately $8.5 million, compared to $5.4 million in the prior-year period, an increase of approximately 56%.

•	Net profit for Q3 FY2026 was $0.3 million, compared to $0.9 million in Q3 FY2025. The third quarter represented the Company’s sixth consecutive quarter of net profitability and positive earnings per share. Net profit for the nine months ended June 30, 2026 was $2.4 million, compared to $1.3 million in the prior-year period, an increase of approximately 80%.

•	The Company generated $8.6 million of cash provided by operating activities before changes in working capital during the nine-month period, compared with $5.4 million in the prior-year period.

•	The closing cash balance for Q3 FY 2026 was $13.1 million (non-restricted) compared to $1.3 million in the prior year, an increase of $11.8 million.

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Key Operational and Strategic Highlights- Q3 FY2026 & Subsequent Events:

Amazon Commercial Agreement

•	In July, Electrovaya announced a new commercial agreement with Amazon, together with an associated warrant transaction designed to support a long-term relationship between the companies.
•	The agreement provides a framework to support the continued deployment of Electrovaya’s Infinity Battery Technology in Amazon’s material-handling operations and potential expanded engagement across additional applications, including robotics and stationary energy storage. The Company is in active discussions with Amazon for potential implementation of the Infinity technology across a broad range of applications.
•	Under the associated warrant transaction, Amazon may acquire up to 13,880,345 common shares of Electrovaya, with full vesting tied to cumulative future purchases of US$280 million. A portion of the warrants vested upon execution of the agreement.
•	Future purchases remain subject to Amazon’s normal commercial ordering processes. Electrovaya believes the expanded relationship has the potential to support increased demand for its existing material-handling products during fiscal 2027 and beyond, while also accelerating opportunities in newer markets.

Launch of ElvaPulse™ Stationary Energy Storage Platform

•	In July, Electrovaya launched ElvaPulse™ 1500, the first product in its new high-power stationary energy-storage portfolio.
•	ElvaPulse 1500 utilizes a modular 20-foot enclosure and a 1500-volt DC architecture, providing up to approximately 2.88 MWh of nominal energy and configurable continuous power of up to approximately 7 MW- which the Company believes is the highest power density available in the industry today.
•	The system is designed for high-power, high-utilization applications including AI and data-center infrastructure, resilient microgrids, industrial power management and other mission-critical energy applications.
•	The Company has initiated UL 1973 and UL 9540 certification activities, with completion currently targeted for the first quarter of calendar 2027. Initial commercial deliveries are targeted to begin in the second quarter of calendar 2027 from the Company’s Jamestown, New York facility.
•	Electrovaya is currently in active discussions with hyperscale customers, data-center developers and major power and energy developers regarding potential ElvaPulse deployments. Based on the scale of opportunities currently under discussion, successful conversion of a portion of this pipeline could require substantial utilization of the Company’s planned Jamestown production capacity.

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Robotics, Defense and High-Voltage Product Commercialization

•	Commercial deliveries of Electrovaya battery systems for robotics and defense applications continued during the quarter. This included the Company’s first 800V high-voltage systems for a hybrid-drive defense application.
•	Electrovaya completed UL 2580 certification for six models of its next-generation high-voltage lithium-ion battery systems, which are designed for integrated material-handling vehicles operating in demanding all-season outdoor environments.
•	Electrovaya continues to participate in the U.S. Department of Energy-funded program, led by Binghamton University and supported by a US$5 million DOE award. The project includes development and demonstration of an energy storage system in a data-center test environment.
•	The Company continues work closely with a major construction equipment OEM in Japan through its relationship with Sumitomo Corporation and expects certain programs to move to series production from mid 2027.

Technology Development Highlights:

•	Electrovaya has made continued progress in solid-state battery development and is currently producing approximately 1-Ah solid-state cells, with development efforts underway toward approximately 5-Ah cells.
•	Development of the Company’s next-generation ceramic separator continues to advance. At the pilot scale, the Company has demonstrated performance comparable to the Company’s existing ceramic separator technology while reducing separator thickness by approximately 25% which has significant implications for improvements in cost and energy density.
•	Initial shipments of Electrovaya’s 800-volt battery systems for specialized trucking and defense applications have commenced.
•	Development of Electrovaya’s niobium-oxide ultra-fast-charging battery technology continues, including commissioning of a 24-volt module designed to support charge and discharge rates of up to 20C.

Jamestown Manufacturing Expansion

Development of the Company’s Jamestown, New York manufacturing facility continues to progress.

•	Dry-room construction has been completed.
•	Site electrical and HVAC infrastructure upgrades are ongoing.
•	Construction of the major cell-manufacturing equipment has been completed.
•	The Company expects to shortly commence an approximately eight-week factory-acceptance-testing program at its equipment supplier in Korea, during which the complete cell assembly line will be assembled and operated prior to shipment to Jamestown.
•	Members of Electrovaya’s Jamestown operations team will participate directly in the testing program in preparation for installation and commissioning in New York.

The Jamestown facility is expected to provide increased manufacturing capacity to support Electrovaya’s expansion into energy storage, robotics, defense and other mission-critical applications, while establishing domestic U.S. lithium-ion cell-manufacturing capability.

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Management Commentary

“The underlying profitability of the business continued to strengthen,” said Dr. Raj Das Gupta, CEO of Electrovaya. “We achieved the highest quarterly gross margin in Electrovaya’s history at 34.9%, record Adjusted EBITDA, and an Adjusted EBITDA margin above 20% for the first time, while remaining profitable for the sixth consecutive quarter.”

“Overall topline revenue was affected by several customer programs shifting later than we had originally anticipated, including approximately $5 million of high-voltage systems that are now expected to be delivered early in fiscal 2027. These are timing shifts rather than lost orders, and the programs remain active.”

“The more important development is the position we are building for fiscal 2027 and beyond. During the past several weeks, we formalized and expanded our commercial relationship with Amazon and launched ElvaPulse 1500 into the rapidly developing market for high-power stationary energy storage for data centers and other mission critical infrastructure. We believe the Amazon relationship can support further growth in our existing material-handling business while accelerating opportunities in robotics and energy storage. At the same time, the commercial interest we are seeing in ElvaPulse gives us increased confidence in the strategic importance of our Jamestown manufacturing expansion.”

“Electrovaya’s technology has now been validated across more than 35,000 battery systems operating in demanding industrial environments. We believe the combination of safety, longevity, high-power capability and domestic U.S. manufacturing positions the Company particularly well for mission-critical applications across material handling, robotics, defense and data-center energy infrastructure.”

John Gibson, Electrovaya’s Chief Financial Officer, added:

“Electrovaya delivered record Adjusted EBITDA of $3.7 million and a record gross margin of 34.9%. For the first nine months of fiscal 2026, revenue increased 18% to $51.3 million, Adjusted EBITDA increased approximately 56% to $8.5 million and net profit increased approximately 80% to $2.4 million with some potential Q3 revenues shifting to subsequent quarters.”

“We ended the quarter with approximately $13.1 million of unrestricted cash, $65.9 million of positive working capital and $67.2 million of shareholders’ equity. We remain focused on disciplined management of margins, liquidity and working capital as we complete the Jamestown manufacturing expansion and position the Company for growth across its existing and emerging markets.”

Fiscal 2026 Revenue Outlook

Based on the customer order and delivery timing currently visible through the fourth quarter, Electrovaya now expects fiscal 2026 normalized revenue of approximately $70 million to $73 million.

The revised outlook reflects the timing of certain customer programs, including approximately $5 million of high-voltage battery-system deliveries now expected in the first quarter of fiscal 2027; in addition to some material handling customer pushouts that were identified as risks that the Company discussed during the FYQ2 financial release.

While quarterly order and delivery timing can vary, Electrovaya remains confident in the underlying order pipeline and long-term demand across its principal markets. The Company also believes its expanded relationship with Amazon has the potential to support increased demand for its existing material-handling products during fiscal 2027 and beyond.

Revenue guidance is subject to change and is made barring unforeseen circumstances, including evolving geopolitical and economic conditions that may impact supply chains, customer demand and the timing of revenue realization. See “Forward-Looking Statements.”

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Selected Annual Financial Information for the Quarter ended June 30, 2026 and 2025:

Results of Operations

(Expressed in thousands of U.S. dollars)

Summary Financial Position

(Expressed in thousands of U.S. dollars)

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Cash flow statement

(Expressed in thousands of U.S. dollars)

1 Non-IFRS Measure: Adjusted EBITDA is defined as income/(loss) from operations, plus stock-based compensation costs and depreciation and amortization costs. Adjusted EBITDA does not have a standardized meaning under IFRS. Therefore it is unlikely to be comparable to similar measures presented by other issuers. Management believes that certain investors and analysts use adjusted EBITDA to measure the performance of the business and is an accepted measure of financial performance in our industry. It is not a measure of financial performance under IFRS, and may not be defined and calculated in the same manner by other companies and should not be considered in isolation or as an alternative to IFRS measures. The most directly comparable measure to Adjusted EBITDA calculated in accordance with IFRS is income (loss) from operations.

The Company’s unaudited consolidated Financial Statements and Management Discussion and Analysis for the first quarter ended June 30, 2026 are available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov, as well as on the Company’s website at www.electrovaya.com.

Conference Call & Webcast details:

•	Date: Tuesday, August 11, 2026
•	Time: 8:30 am. Eastern Time (ET)
•	Toll Free: 888-506-0062
•	International: 973-528-0011
•	Participant Access Code: 793337
•	Webcast link: https://www.webcaster5.com/Webcast/Page/2975/54401

To help ensure that the conference begins in a timely manner, please dial in 10 minutes prior to the start of the call. For those unable to participate in the conference call, a replay will be available for two weeks beginning on August 11, 2026, through August 25, 2026. To access the replay, the dial-in number is 877-481-4010 and 919-882-2331. The replay passcode is 54401.

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Investor Contact:

Jason Roy

VP, Corporate Development and Investor Relations

Electrovaya Inc.

jroy@electrovaya.com

905-855-4618

Media Contact:

ICR Inc.

electrovaya@icrinc.com

About Electrovaya Inc.

Electrovaya Inc. (NASDAQ: ELVA; TSX: ELVA) is a technology-driven lithium-ion battery company commercializing its proprietary Infinity Battery Technology, designed for superior safety, longevity, and performance in mission-critical industrial, robotics, defense and energy-storage applications. The Company leverages a strong intellectual-property portfolio and advanced materials expertise to deliver durable, high-value battery solutions to global OEMs and end users. To support growing demand and advancing energy-security and national-security objectives, Electrovaya is expanding U.S. manufacturing through its 52-acre Jamestown, New York site, which includes a 137,000-square-foot facility planned as its first gigafactory. Electrovaya also operates two Canadian sites focused on research, engineering, and product commercialization. For more information, please visit www.electrovaya.com.

Forward-Looking Statements

This press release contains forward-looking statements, including statements that relate to, among other things, revenue and performance expectations, including revised revenue guidance for fiscal 2026, future purchase orders, order growth and customer demand in FY 2026 and associated timing, mass production schedules, the Company’s ability to start production of cells at the Jamestown, New York facility by the end of CY 2026 or in the first quarter of CY 2027, future business opportunities including growth into additional verticals beyond material handling vehicles, use of proceeds, ability to deliver to customer requirements, and revenue growth forecasts for the fiscal year ending September 30, 2026. Forward-looking statements can generally, but not always, be identified by the use of words such as “may”, “will”, “could”, “should”, “would”, “likely”, “possible”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “objective” and “continue” (or the negative thereof) and words and expressions of similar import.

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Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, assumptions and analyses made by the Company in light of the experience and perception of historical trends, current conditions and expected future developments and other factors it believes are appropriate are necessarily applied in making forward looking statements and such statements are subject to risks and uncertainties, therefore actual results may differ materially from those expressed or implied in such statements and undue reliance should not be placed on such statements.

In light of updated customer demand assumptions, timing of certain programs, and prevailing macroeconomic and trade conditions, that were identified as risks that the Company discussed during the FYQ2 financial release, the Company has revised its revenue expectations for fiscal 2026. The Company now expects normalized FY 2026 revenue in the range of approximately $70 million to $73 million, representing growth over FY 2025 but below its previously disclosed revenue guidance of more than 30% revenue growth over FY 2025 (exceeding $83 million). The Company’s revised revenue expectations for FY 2026 are based on its current firm purchase order backlog, a more conservative assessment of anticipated deliveries in FY 2026 based on customers’ historical patterns and additional demand communicated to the Company and its partners and continued application of a discount to the overall expected order pipeline to account for potential delays in customer orders and program ramps.

Material assumptions made in disclosing the forward‑looking statements included in this press release include, but are not limited to, assumptions that: the Company’s customers will purchase and deploy its products in accordance with communicated timing and volumes, subject to potential delays; that the Company’s customers will complete new distribution centers in accordance with communicated expectations, intentions and plans, subject to potential schedule slippage; the sum of anticipated new orders in FY 2026 based on customers’ historical patterns and additional demand communicated to the Company and its partners but not yet provided as a purchase order, along with the Company’s current firm purchase order backlog, combined totalling approximately $100-125 million, will convert to normalized revenue in FY 2026 within the $70–$73 million range; a discount of approximately 25% (or higher, as appropriate) used in the revenue modeling applied to the overall expected order pipeline to account for potential delays in customer orders; expected decreases in input and material costs combined with stable selling prices in FY 2026, subject to market volatility; a stable political climate with respect to exports from Canada to the United States, including no new or increased tariff regime; the start‑up date for manufacturing in Jamestown, NY will be towards the end of FY 2026 or first quarter of FY 2027; the ability to leverage IRA 45X credits; the ability to receive incentives from the State of New York; the ability to improve margins from domestic manufacturing; and the ability to attract additional customers through domestic manufacturing.

Factors that could cause actual results to differ materially from expectations include, but are not limited to: customers not placing orders roughly in accordance with historical ordering patterns and communicated intentions, resulting in normalized FY 2026 revenue below the $70–$73 million range; the predictability of sales and success of the Company’s products in verticals other than material handling; the imposition of a tariff regime on Canadian exports by the United States or other adverse trade developments, including renegotiation or repudiation of existing trade agreements; macroeconomic effects on the Company and its business and on the lithium battery industry generally; the Company’s liquidity and cash availability in excess of its operational requirements; the ability to generate and sustain sales orders; potential delays in the ramp‑up of the Jamestown, NY facility; and uncertainty around the availability, timing and magnitude of government incentives and tax credits, including IRA 45X credits and New York State incentives.

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Additional information about material factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward‑looking statements may be found in the Company’s Annual Information Form for the year ended September 30, 2025 under “Risk Factors”, in the Company’s base shelf prospectus dated September 17, 2024, and in the Company’s most recent annual and interim Management’s Discussion and Analysis under “Qualitative And Quantitative Disclosures about Risk and Uncertainties”, as well as in other public disclosure documents filed with Canadian securities regulatory authorities. The Company does not undertake any obligation to update publicly or to revise any of the forward‑looking statements contained in this document, whether as a result of new information, future events or otherwise, except as required by law.

The revenue for the periods described herein constitute future‐oriented financial information and financial outlooks (collectively, “FOFI”), and generally, is, without limitation, based on the assumptions and subject to the risks set out above under “Forward‐Looking Statements”. Although management believes such assumptions to be reasonable, a number of such assumptions are beyond the Company’s control and there can be no assurance that the assumptions made in preparing the FOFI will prove accurate. FOFI is provided for the purpose of providing information about management’s current expectations and plans relating to the Company’s future performance and may not be appropriate for other purposes.

The FOFI does not purport to present the Company’s financial condition in accordance with IFRS, and the differences may be material. The inclusion of the FOFI in this news release disclosure should not be regarded as an indication that the Company considers the FOFI to be a reliable prediction of future events, and the FOFI should not be relied upon as such.

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